UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                     Appliance Recycling Centers of America

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    03814F205
                                 (CUSIP Number)


                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]     Rule  13d-1(b)
     [_]     Rule  13d-1(c)
     [_]     Rule  13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.   03814F205
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1)     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of Above Persons (entities only)
        White Pine Capital, LLC
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2)     Check the Appropriate Box if a Member of a Group              (a) [_]
       (SeeInstructions)                                             (b) [_]
        N/A
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3)     SEC  Use  Only

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4)     Citizenship  or  Place  of  Organization
         Delaware
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     Number  of  Shares     5)     Sole  Voting Power     470,310
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power       0
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power   470,310
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power   0

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9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

         470,310 shares
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10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                         [_]

                  N/A
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11)     Percent  of  Class  Represented  by  Amount  in  Item  9

         10.8%
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12)     Type  of  Reporting  Person  (See  Instructions)

         IA
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ITEM  1.

(A)   NAME OF ISSUER Appliance Recycling Centers of America

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
      7400 EXCELSIOR BLVD
      MINNEAPOLIS MN 55426

ITEM  2.

(A)   NAME OF PERSONS FILING White Pine Capital, LLC

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      60 South 6th Street, Suite 2530 Minneapolis, MN 55402

(C)   CITIZENSHIP
      Delaware

(D)   TITLE OF CLASS OF SECURITIES
      Common Stock

(E)   CUSIP NUMBER 03814F205


ITEM  3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   [X] An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f) [_] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) [_] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) [_] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   [_] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM  4.     OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 470,310

      (b)   Percent of class: 10.8%

      (c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 470,310

      (ii)  Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of: 470,310

      (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM  6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

        N/A

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

        N/A

ITEM  10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: 2/8/07



                                     By: /s/
                                        ----------------------------
                                        Name:  Michael S. Wallace
                                        Title: Principal